SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF (Corporate Tax ID) nº 02.558.074/0001-73 — NIRE (State ID) 35.3.001.587.9-2
Publicly-traded Company

Ordinary and Extraordinary Shareholders’ Meetings

Call for Meeting

The shareholders are hereby called to attend the Company’s Ordinary and Extraordinary Shareholders’ Meetings to be held at 1:00 p.m. (one o’clock p.m.) on March 27, 2003, exceptionally at the Intercontinental Hotel, located at Alameda Santos 1123, Nery & Milliet Room, in the City of São Paulo, State of São Paulo, in order to discuss and vote the following agenda: 1. At the Ordinary Meeting: (a) To resolve on the financial accounts provided by the Management; to examine, discuss and vote the Company’s financial statements, relating to the fiscal year ended December 31, 2002; (b) To decide on the destination of the profits of fiscal year ended December 31, 2002(c) To approve the Company’s capital budget for the fiscal year 2003; (d) To elect the members of the Board of Directors; (e) To elect the members of the Company’s Audit Committee; and (f) To determine the global annual remuneration destined to the Management and the individual remuneration allocated to the members of the Audit Committee. 2. At the Extraordinary Meeting: (a) The adoption of a new administration method for the Company, thus changing the number of Members of the Board to a minimum of three and a maximum of twelve, their prerogatives and names, and Executive Officers’ duties, by changing articles 32 to 45 of the By-laws; (b) Adaptation of the By-laws to certain provisions of Law No. 10.303/01, mainly in regard to the issuance of new shares, by changing articles 5 and 7; (c) Adaptation of the language of article 7 of the By-laws to reflect the new capital stock, according to the increase in the Company’s capital approved by the Board of Directors at the meeting held on June 9, 2002; (d) Approval of the limit for the authorized capital from 1,400,000,000,000 (one trillion four hundred billion) shares to 1,800,000,000,000 (one trillion eight hundred billion) shares; and (e) Approval of a full review of the By-laws, aiming at modernizing and adapting them to the Company’s management model, and to effect the consolidation of the By-laws in view of the previous resolutions.

GENERAL INSTRUCTIONS

A)     The proxies for representation at the Meetings are to be submitted to the Company at the headquarters located at 409 Abílio Soares Street, 12th floor (Legal Department) no later than 48 hours before the Meetings.

B)     The shareholders who participate in the Fungible Depository Service and wish to attend the Meetings should submit the appropriate statement issued no later than 02 (two) days before the Meetings, containing their respective shareholding interest.

C)     The proposed new By-laws to be discussed at the Extraordinary Meeting will be available for examination by the shareholders at the Company headquarters from 10:00 a.m. to 4:00 p.m.

D)     According to CVM Instruction No. 165, of 12.11.91, as amended by article 1 of CVM Instruction No. 282, of 06.26.98, the mandatory minimum voting capital interest, for a request to adopt the multiple vote process for the election of the members of the Board of Directors, is 5.00% (five percent).

São Paulo, February 20, 2003.

Miguel António Igrejas Horta e Costa
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.